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09040018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8-43862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEB CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 SOUTH MAIN STREET
(No. and Street)

GREAT BARRINGTON (City) MA (State) 01230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT TEPPER (413) 528-8180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KONIGSBERG WOLF & CO., P.C.
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, ROBERT TEPPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEB CORPORATION, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULA J. GANGELL-MILLER
Notary Public
Commonwealth of Massachusetts
My Commission expires on March 8, 2013

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report on Internal Control Required by SEC Rule 17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Konigsberg

AEB CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2008

AEB CORPORATION

TABLE OF CONTENTS

Konigsberg

Konigsberg Wolf & Co., P.C.
Certified Public Accountants
440 Park Avenue South
New York, NY 10016
Tel: 212 685 7215
Fax: 212 685 7277
www.konigsbergcpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
AEB Corporation

We have audited the accompanying statement of financial condition of AEB Corporation as of December 31, 2008 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform to audit the obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AEB Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Konigsberg Wolf & Co., P.C.
New York, New York
February 12, 2009

AEB CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 463,244
Receivable from broker	5,855
Securities owned, at market	179,602
Equipment - net of accumulated depreciation	2,993
Total assets	$ 651,694

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses and taxes payable	$ 30,544
Stockholders' equity:	
Common stock, $1 par value, authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	249,000
Retained earnings	371,150
Total stockholders' equity	621,150
Total liabilities and stockholders' equity	$ 651,694

See accompanying notes to financial statements

AEB CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 76,771
Principal transactions	267,776
Interest and dividends	5,703
Consulting fees	98,771
Total revenues	449,021
Expenses:	
Employee compensation and benefits	285,410
Management fee	120,000
Floor brokerage, exchange and clearance fees	32,521
Communications and data processing	55,095
Occupancy	12,888
Other expenses	48,196
Total expenses	554,110
Loss before income taxes	(105,089)
Income taxes - state	2,000
Net loss	$ (107,089)

AEB CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balance - beginning of year	1,000	$ 1,000	$ 249,000	$ 478,239
Net loss	-	-	-	(107,089)
Balance - end of year	1,000	$ 1,000	$ 249,000	$ 371,150

See accompanying notes to financial statements

AEB CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net loss		$ (107,089)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 1,282	
(Increase) decrease in assets:		
Receivable from broker - dealer	(5,855)	
Securities owned, at market	106,820	
Other assets	6,935	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	344	
Total adjustments		109,526
Net cash provided by operating activities		2,437
Cash flows from investing activities:		
Purchase of equipment	(1,152)	
Net cash used in investing activities		(1,152)
Net increase in cash and cash equivalents		1,285
Cash - beginning of year and cash equivalents		461,959
Cash - end of year		$ 463,244
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest		$ -
Income taxes		$ 2,232

See accompanying notes to financial statements

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

AEB Corporation (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company primarily earns commissions from, and trades in securities.

Cash Equivalents:

Investments in money market funds are considered cash equivalents.

Securities Owned:

All securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Office Equipment:

Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the declining-balance method over 5-7 years.

Securities Transactions:

Securities transactions and related income and expenses are recorded on a trade-date basis.

Income Taxes:

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SECURITIES OWNED

Securities owned consist of corporate equity securities at market value as follows:

Corporate equities	$ 179,602

NOTE 3 - INCOME TAXES

Based on the Company's recent history of operating losses, it appears more than likely that the Company will not realize the benefit of deferred tax assets arising from the current year's net operating loss. The deferred tax asset arising from the current net operating loss is approximately $47,000. A valuation allowance is considered necessary for the full amount of the current year deferred tax asset.

Taxes currently payable consist of Massachusetts corporation tax based on the Company's net capital and is estimated to be $2,000 for the current year.

NOTE 4 - COMMITMENT

The Company rents its Great Barrington, Massachusetts office space on a month-to-month basis at $875 per month.

NOTE 5 - RELATED PARTY TRANSACTIONS

During 1999, the Company entered into a management fee agreement with Pavonia International Corporation (A West Indies Corporation), a related party, for management direction and advice with respect to financial, administrative and marketing matters. For the year ended December 31, 2008, the fee was $120,000.

During the year ended December 31, 2005, the Company relocated its office from New York City to Great Barrington, Massachusetts. The Company rents its current office space on a month-to-month basis from an individual who is related to the Company's chief executive officer. The amount of the monthly rent is $875 as of December 31, 2008.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is a member of the National Association of Securities Dealers, Inc., and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $577,736, which was approximately $477,736 in excess of its minimum requirement of $100,000.

NOTE 7 - EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 8 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker (Pershing, LLC) on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from clearing broker and the deposit with clearing broker are pursuant to this clearance agreement.

The Company maintains cash balances in one financial institution which is insured under the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains cash balances at Pershing, LLC, an affiliate of The Bank of New York Mellon, which are not insured under FDIC limits.

NOTE 9 - OPERATING LOSS CARRYFORWARD

For federal income tax purposes, operating losses may be carried forward 20 years from the year the net loss was incurred. The State of Massachusetts allows a 5 year carry forward period. The Company's total federal net operating losses available to offset taxable income of future years is approximately $1,006,000 and will expire in various years beginning in year 2023 through 2028. Its State of Massachusetts operating loss of approximately $366,000 may be carried forward 5 years and will expire in various years beginning in 2011 through 2013.

AEB CORPORATION
SUPPLEMENTAL SCHEDULES
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Stockholders' equity		$ 621,150
Less: Non-allowable assets		
Other assets		-
Equipment - net of accumulated depreciation		2,993
		2,993
Net capital before haircuts		618,157
Haircuts		40,421
Net capital		$ 577,736
Aggregate indebtedness		$ 30,544
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 2,037
Minimum net capital required (Under Sec. Rule 15c3-1)		$ 100,000
Excess net capital ($577,736 - $100,000)		$ 477,736
Percentage of aggregate indebtedness to net capital	$ 30,544	
	$ 577,739	
		5%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, filings as of December 31, 2008.

Konigsberg

Konigsberg Wolf & Co., P.C.
Certified Public Accountants
440 Park Avenue South
New York, NY 10016
Tel: 212 685 7215
Fax: 212 685 7277
www.konigsbergcpa.com

Board of Directors
AEB Corporation
Great Barrington, Massachusetts

In planning and performing our audit of the financial statements of AEB Corporation (the "Company") as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued.........

Konigsberg

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

Continued.........

Konigsberg

This report recognizes that it is not practicable in an organization the size of AEB Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Konigsberg Wolf & Co. P.C.

New York, New York
February 12, 2009